OMB APPROVAL
                                                  OMB Number: 3235-0145
                                                  Expires:   August 31, 1991
                                                  Estimated average burden
                                                  hours per response ...14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              LOCTITE CORPORATION
- -----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, Par Value $0.01 Per Share
- -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  540137 10 6
- -----------------------------------------------------------------------------
                                 (CUSIP Number)
                             Mr. Thomas K. Hodgman
                           15 Lewis Street, Suite 201
                 Hartford, Connecticut 06103    (203) 527-4864
- -----------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 8, 1994
- -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                             Continued on the following pages.
                                                              Page 1 of 3 Pages

     The  Statement  on Schedule  13D filed  with  the Securities  and Exchange

Commission on March  18, 1991, as amended,  by the undersigned relating  to the

Common Stock, par  value $.01 per share, of Loctite  Corporation (the "Original

Schedule 13D"),  is  hereby further  amended as  set forth  below.   Terms  not

defined herein have the meanings assigned thereto in the Original Schedule 13D.



Item 4.   Purpose of Transaction.

     Item 4 of the Original Schedule 13D, as amended, is hereby further amended by deleting the first paragraph and substituting the following:

     "The reporting persons have terminated the understanding among themselves to seek to sell all of the shares of Common Stock owned by the reporting persons as a block at a premium over the current market price of the shares of Common Stock, either by themselves or with other stockholders. Based on the reporting persons' ongoing evaluations of the business, prospects and financial condition of Loctite, the market for and price of the Common Stock, other opportunities available to them, general economic conditions and other future developments, the reporting persons may sell or continue to hold all or part of their present or future beneficial holdings of Common Stock."


Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D is hereby amended by adding the following:

     "(c) The following transactions in the Common Stock were effected in the last sixty days by two of the reporting persons:

                                             Number    Where and How
          Character of        Price Per        of      Transaction
Date      Transaction         Share          Shares    Was Effected

6/27/94   Gift by                                      Private
          Robert H. Krieble   $42.0625       21,041    Contribution

6/27/94   Gift by                                      Private
          Nancy B. Krieble    $42.0625       23,775    Contribution"


     "(e) On June 8, 1994, when the reporting persons terminated their understanding among themselves, as described under Item 4 above, each reporting person ceased to be the beneficial owner of more than five percent of the Common Stock."

                                   SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned reporting persons, respectively, each of the reporting persons certifies that the information set forth in this amendment to this statement is true, complete and correct.

Dated:  August 19, 1994

                                   Robert H. Krieble,
                                   Nancy B. Krieble,
                                   Frederick B. Krieble,
                                   Collette C. Krieble,
                                   James P. Fusscas (J. Peter Fusscas),
                                   Helen K. Fusscas,
                                   Martin Wolman,
                                   MANAGEMENT I, LIMITED,
                                   MANAGEMENT II, LIMITED and
                                   THETA II LIMITED

                                   by:  /s/
                                      ----------------------------
                                        Robert H. Krieble*

                                   *With  respect  to  Theta   II  Limited,  as
                                   Attorney-in-Fact  pursuant  to  an Agreement
                                   for Joint Filing and Power of Attorney dated
                                   February 7, 1992, filed as  Exhibit N to the
                                   Statement   on   Schedule  13D   and  hereby
                                   incorporated by reference.   With respect to
                                   all  other  reporting persons,  as Attorney-
                                   in-Fact pursuant  to  a  Power  of  Attorney
                                   dated May 8, 1991, filed as Exhibit I to the
                                   Statement   on   Schedule  13D   and  hereby
                                   incorporated by reference.




















                                                                    Page 3 of 3